Intensity Therapeutics, Inc.

61 Wilton Road, 3rd Floor

Westport, CT 068809

October 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Intensity Therapeutics, Inc. (CIK 0001567264)
Registration Statement No. 333-260565 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 11, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 13, 2022 at 5:30 p.m. Eastern Standard Time. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

INTENSITY THERAPEUTICS, INC.

By:	/s/ Lewis H. Bender
Lewis H. Bender
Chief Executive Officer